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Filed by JDS Uniphase Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended.
Commission File No.: 0-22874
Subject Company: JDS Uniphase Corporation and SDL, Inc.



TONY

Welcome to our fourth quarter call. I am joined today by Jozef Straus, Co-chairman and CEO; Jay Abbe, President and COO; and Sanjay Subhedar, President of E-TEK. We have a lot to cover today, so first, let me review the safe harbor statement.

1) We would like to advise you that our report and the discussions we will have today will include "forward looking statements," as that term is defined under the Private Securities Litigation Reform Act of 1995. What we and the Act mean by forward looking statements are all statements we make, other than those dealing specifically with historical matters (that is our historical financial results, which are the subject of our report, and any statements we make about the conduct of our business, operations and finances up to this moment). All other statements we make are forward looking statements. Our forward looking statements include any information we provide on future business operations and guidance regarding the future financial performance of the Company. All forward looking statements mentioned are subject to risks and uncertainties that could cause the actual results to differ, possibly materially, from those projected in the forward looking statements. Some, but not all, of these risks and uncertainties are discussed from time to time in the press releases and securities filings of the company with the SEC, particularly the "Risk Factor" section of our Form S-3 registration statement that we filed with respect to the Canadian securities that we issued in the ETEK acquisition.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



2)    We had very strong results for the quarter.

3)    Income Statement

      -     Sales

            a) $524 million in sales for the quarter represented a 33% sequential increase and were up 173% from pro forma Q4 results last year (combining the separately reported results of JDS FITEL and Uniphase Corporation). For the full year, sales were $1.4 billion, which was up 143% from pro forma fiscal 1999 results. Demand for our products remains very strong and our growth remains determined by the rate at which we can expand capacity.


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            b)    Growth was strong across the Company. Module sales grew 22%
                  sequentially and represented 27% of sales for the quarter; component sales grew over 28% sequentially. Even our non-telecommunications businesses grew strongly.

            c) Following the integration of acquired businesses, changes to our organization structure, and the growth of our business we will probably change our segment reporting structure next quarter to continue to comply with SEC requirements. We will, of course provide you with updated historical comparisons at that time.

            d) Our sales to Lucent grew 26% sequentially during the quarter and represented over 20% of sales for the quarter; sales to Nortel grew 25% sequentially and represented 15% of total sales. Sales to many other customers grew at similar or higher rates and we continue to have considerable sales activity with the new optical systems companies. Lucent and Nortel represented 21% and 15% of our sales, respectively for the year.

      -     Gross margin

            a) Gross margin was 50.3% of sales for the quarter and 50.9% for the year. These figures were consistent with our guidance.

      -     R&D

            a) 7.7% of sales for the quarter and the year; (8.4% in Q3). This is slightly below our guidance because of the unexpectedly high growth rate in sales.

      -     SG&A

            a) SG&A was 11.3% of sales for the quarter (12.4% in Q3) and 11.1% of sales for the full year. This is consistent with our guidance.

      -     Summary data

            a) Pro forma operating margin was 31.3% of sales for the quarter (31.1% in Q3); slightly above our 28-30% guidance.

            b) Pro forma operating profit of $164 M was up 34% from Q3; our operating profit for the year was almost $460 million and represented over 32% of sales.

            c)    Interest and other income was $9 million for the quarter.

            d)    Our tax rate was 34% for the quarter and the year.

            e)    Diluted shares were 844 million.

            f)    Earnings per share $0.14, above consensus estimates of $0.12.

            g)    Pro forma EPS for the year were $0.42.

            h) Headcount at the end of the year including E-TEK was over 18,000 employees.

4)    Balance Sheet


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      -     $88 million in cash flow from operations for the quarter and $281 million for the year.

      -     Cash and short-term investments were over $1.1 billion.

      - Capital spending was $126 million for the quarter and $280 for the year in connection with our worldwide capacity expansion program.

      - DSAR were 54 days (JDS Uniphase only without giving effect to E-TEK results or balance sheet consolidation); inventory turns were 4.0x in the quarter, these improved from 56 days and 3.9x in Q3, respectively

Now let me turn to E-TEK's results.

5)    Income Statement

      -     Sales

            a) E-TEK also had a strong quarter, reporting record sales of $122.8 million, up 36% sequentially and 139% year over year. For the full year, sales were $346 million which was up 101% from fiscal 1999.

      - E-TEK's largest customers for the year were Alcatel at 30% of sales and Nortel at 13%. Sales to the emerging system providers accelerated throughout the year. Accordingly, sales to Alcatel and Nortel were somewhat below the annual numbers as a percentage of sales in Q4.

      -     Gross margin

            a) Gross margin was 49.7% of sales for the quarter, slightly higher than Q3 (49.6%). For the year, gross margin was 49.7%.

      -     R&D

            a)    9.1% of sales vs. 9.4% in Q3.

      -     SG&A

            a) SG&A was 11.5% of sales for the quarter, up from 10.8% in Q3, and 11.2% of sales for the full year (14.2% in FY99).

      -     Balance sheet ratios

            a)    DSAR were 53 vs 55 in Q3.

            b)    Inventory turns were flat at 3.3x.

            c)    Cash was $195 million, up from $185 million.

      -     Summary data

            a) Pro forma operating margin was 29.1% of sales versus 29.4% in Q3 (29.5% for FY00).

            b)    Pro forma operating profit was $35.7 M, up 34% from Q3.

            c) Shares were 72 million and pro forma earnings per share $0.32, up 32% sequentially.


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6)    Pro Forma Combined Results

      -     Sales

            a) Sales for the combined company (JDS Uniphase and E-TEK) were $641 million for the quarter, almost 10% above consensus estimates of $585 million. This $641 million amount represented 32% sequential growth above pro forma combined sales for the prior quarter and an annual run rate above $2.5 billion.

            b)    Gross margin was 50.6%.

            c) Pro forma combined EPS reflect a merger that was accretive for both periods.

7) Infrastructure development -a brief update on the Oracle and other IT projects:

      - We have cut over U.S. and Australian sites to Oracle and this major integration project is on target in all respects.

      - In addition, we have major system implementation projects in manufacturing execution systems, product design management software, and e-business; all remain on schedule.

      -     We anticipate Oracle Phase II cutovers for Europe and Canada in
            January.

      - We have completed the integration of financial reporting and forecasting of all parts of the company.

JOZEF:

8)    Welcome everyone; thank you for joining

      - Every day we look forward and think and plan about what we should do next in order to help our customers. However, since we are at the close of our fiscal year, I am going to take this annual opportunity to reflect on the last twelve months because it has been an incredible year. And then I'll touch on the future of the industry and our company.

      - As demand for bandwidth grows exponentially, our customers are moving at breakneck speed to offer new systems that can provide more capacity at a lower cost. To help our customers build optical systems that meet the market's requirements, we started the year by creating a company that could offer a broad portfolio of active and passive components under one roof. Of course, I am referring to the merger of JDS FITEL and Uniphase and the creation of a one stop shop for optical systems manufacturers. This merger, as Phase One, was a key event in our four-phase strategy.

      - As you may recall, phase two of our strategy calls for higher levels of integration in our product line. By offering our customers module level products, we believe that we are helping improve their time to market with new systems.

      - Phase three is to expand our manufacturing capacity, and we are on a course to increase unit capacity four-fold within a moving window of eighteen months. This is being accomplished through plant expansion, productivity improvements, automation and outsourcing.

      - I will briefly touch on our progress in phase one and two over the past twelve months and let Jay talk about phase three.


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      -     On the product portfolio front, we formalized our partnership with
            OCLI through a merger that allowed us to assure our customers that our supply chain is strong enough to keep up with their needs for advanced WDM products.

      - In specific product areas, we enhanced our capabilities through strategic acquisitions including EPITAXX for detectors and receivers, SIFAM for fused fiber couplers, and CRONOS for next-generation MEMS technology, just to name a few.

      - More recently, we just completed our merger with E-TEK Dynamics. As you heard from Tony's comments, E-TEK had a great year and we are really excited about what can be accomplished in the next year by combining our people, products, technologies and capacity. At this time I would like to express my thanks to the employees of E-TEK for their hard work to make this year so successful. My thanks also goes to Mike, Sanjay and the management team.

      - In all of these cases, we are simultaneously addressing phases one and two by adding to our product line while bolstering our ability to build module level products. In reality, each of the phases of our strategy is an ongoing endeavor because we are always looking for new emerging technologies that can improve upon our existing products.

      - We had many product advances in just the fourth quarter and I would like to highlight a few here.

      - Products in our 10- and 40-Gb/s families had a great quarter. We shipped our 10 Gb/s small form factor transceivers to a major customer and they are receiving favorable reviews at several additional customers. We also had several design wins for our 10 Gb/s transmitters and we made initial shipments of our new 10 Gb/s hybrid modulator driver.

      - Lithium-niobate modulators experienced over 100% sequential sales growth in the quarter and we began production in our new modulator facility. 2.5 Gb/s modulators continue to demonstrate strong growth and we are increasing production of 10 Gb/s as fast as we can. We also had several design wins for our 10- and 40-Gb/s integrated-optic transmission sub-assemblies. Specifically our 40 Gb/s pulse generator and our 20 Gb/s data modulator.

      - At EPITAXX, we continue to increase 10 Gb/s APD production as demand accelerates. We have outsourced significant portions of the manufacturing process to boost capacity.

      - On the cable side, we signed several new contracts for our CATV laser transmitters as that business continues to grow.

      - One very exciting development was a design win for our semiconductor optical amplifier for future high bit rate systems. This is a technology that has been in our R&D labs for many years and its time has finally come.

      - In 14xx chips, we began testing our first prototypes of 350 MW chips and we are evaluating various Raman configurations using this chip.

      - CRONOS experienced over 95% year over year growth in bookings. Products already at customers for evaluation include variable optical attenuators, optical cross connects and optical switches. Initial reaction is positive and we


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            are very optimistic about the outlook for our new MEMS-based products.

      - SIFAM's sales were up 50% sequentially as integration and capacity expansion plans proceeded ahead of plan there. Yesterday, we announced the opening of our new factory in Plymouth.

      - Orders for our module level products such as amplifiers and switching modules were very strong. We have unique designs based on customer specifications that cover different power levels and channel counts.

      - We have also developed a dynamic gain equalizer that we think is the state of the art and it has been very enthusiastically received in the market.

      - We are very proud of all of these accomplishments and I want to personally thank each and every employee around the world who has made the success of the past year possible. Today we have a broad product portfolio, global manufacturing facilities and an engineering team that continues to deliver new products that our customers need. I personally feel very good about how we have executed on the first three phases of the strategy and I am looking forward to facing the challenges of the next year.

      - We are also committed to execute the phase four - our previously discussed strategy - this is work in progress and we will report to you as appropriate.

      - When I look at the road ahead, one message is clear: demand for more bandwidth will continue unabated. I believe the Internet is a crude version of what it will be even a year from now when video becomes more widely used over the web. Service providers are putting increasing pressure on system manufacturers to deliver low cost, high capacity solutions. Our customers are developing systems that can meet these requirements, but they need help from us. Clearly higher speed modulation, advances in amplification, large scale switching capabilities, and higher channel counts are a priority - and these need to be delivered through increased integration at the component and module level.

      - The proposed merger with SDL promises to accelerate our ability to offer customers advanced module level products. SDL brings deep technological expertise and unique products to JDS Uniphase and we believe that the combination will create a company that is an even better partner for our customers. We have already identified unique capacity bottlenecks that can be relieved by working together to bring more products to customers. We also have many complementary technologies that can potentially speed the introduction of new, integrated products in areas such as amplification, transmission and switching. Overall, we feel that the combination gives us the opportunity to meet the needs of our customers even more effectively.

      - Execution continues to be our real challenge - capacity additions must proceed flawlessly and we must move forward rapidly with increased levels of productivity,


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            automation and outsourcing. Jay will provide details on our plans in these areas.

      - Finally, I would like to thank Kevin Kalkhoven for all of his contributions over the years. We shared a vision to help our customers deliver optical solutions to the telecommunications industry... and while doing it, Kevin and I had lots of fun at it.

      -     Tony...

TONY: Sanjay..

SANJAY:

9)    Thank you Tony.

      - Everyone at E-TEK is very proud of the results that we delivered this past quarter and for the entire year. Our growth accelerated throughout the year as we were able to execute operationally to deliver higher revenues. As you know, we reported over 100% growth for fiscal 2000. Currently, E-TEK's book to bill is greater than two and our backlog is at an all-time high.

      - Simultaneous with revenue growth, our customer base expanded significantly as we increased our volumes and broadened our product line.

      - I'd like to thank all of the E-TEK employees for their important contributions during the past year. E-TEK has been executing very well and as part of JDS Uniphase we believe that we will be even better positioned in the coming years to serve our customers.

      - Let me highlight a couple specific areas. Our offshore manufacturing expansion in China is moving forward well. We already have facilities deep in the qualification process and within six months we will have a new 330,000 square foot facility up and running. The facility will focus on DWDM modules and will incorporate the advances that we are making in automation in San Jose and Ottawa. Currently we have about 500 employees in China and we are adding more rapidly.

      - Overall, capacity expansion has been an area of great focus for us over the last year. In the past twelve months, we roughly doubled capacity to over 500,000 sq.ft. today and we will approximately double that again in fiscal 2001.

      - The new product pipeline continues to be strong, particularly module level offerings. New products were greater than 20% of our revenue in the quarter. Plug and play products for channel monitoring, protection switching, adding/dropping, power monitoring, and amplifying are all available for our customers now. Other new products that are experiencing strong from customers include our PM combiner, interleaver, switch, optical performance monitor and EDFA.

      - On the customer diversification front, we are very pleased to see the progress we have made in a short time frame. E-TEK has experienced significant growth at emerging players such as Sycamore, Corvis and ONI, while retaining strong relationships with its traditional customers. We believe that we have a very good balance and with JDSU our ability to serve even more customers will be enhanced.

JAY

10) I will comment on two subjects today: progress around our 4X plan and, secondly,


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      momentum we are generating on the integration front.

      - You have heard us discuss our 4X plan in recent quarters. Our mandate is to increase unit output by 4X over 18 months - in order to meet market demand and reduce unit costs. And you know there are 4 elements to our 4X plan:
            a)    out and out capacity expansion
            b)    continued improvements in manufacturing layout and design
            c)    automation
            d)    outsourcing

      - Perhaps one of the best overall measures of our progress against the 4X goal is comparing our revenue growth over the quarter versus worldwide headcount growth. Excluding the effect of acquisitions, our Q4 revenue growth was just over two times our headcount growth. By this measure, we are making very solid progress!

      - On a more targeted basis, we note progress on all 4 dimensions of our 4X plan. Over the past three months, we have either completed outright capacity expansions or approved plans for doing so at Cronos, OCLI, Casix, our transmission systems group in both Chalfont and Connecticut, and - as recently as last Friday - our fused fiber coupler business in Torquay, England. And, as has also been announced, E-TEK's expansion in Shen-Zhen, China is moving forward well on schedule and will be a vitally important part of our overall manufacturing capability going forward.

      - During the quarter, we also announced an outsourcing agreement around certain elements of our optical amplifier manufacturing business with Celestica Corporation. We are very pleased with that agreement and expect it to serve as a model for further steps in this area.

      - We are also outsourcing elements of our manufacturing activities in our Epitaxx business unit where we manufacture photodiode receivers, and in our fiberoptic products group in Ottawa where several suppliers are performing additional value-added steps for us as they supply their components.

      - I want to turn now to the subject of integration. This subject has become especially topical for us as we recently closed our merger with E-TEK. The topic is very much part of our 4X plan; we are finding a number of opportunities to increase output and lower costs through appropriate integration and coordination across the organizations.

      - We live by four principles around the "what," "when" and "how" of integration across our merged companies. These principles are:
            a. How does integration strengthen our ability to serve our customers?
            b.    Where can integration contribute to our 4X ramp plan?
            c.    How can we reduce new product time-to-market?


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            d.    What keeps our people - management, technical, and
                  manufacturing - motivated and excited?

      - Over the past year, we have completed 10 mergers/acquisitions. I believe we are demonstrating we have a sound management and leadership model around appropriately integrating our companies into JDS Uniphase.

      - Currently, we are 26 days into the integration process with E-TEK, and I am feeling highly confident about both the opportunities for business "synergy" around today's products - and by that I mean shipments in Q1, Q2 - as well as next generation development efforts.

      - Our integration efforts with E-TEK commenced with the sales organization - in order to present a single face to the customer, we integrate sales organizations very rapidly. But we haven't stopped there. There are 77 targeted initiatives under way already across all areas of both companies to identify "quick win" opportunities for increasing output, eliminating supply bottlenecks, reducing costs, and either combining or realigning development efforts to speed up next generation product development.

      - It is already quite clear that E-TEK can increase our ability to respond more aggressively to enormous optical amplifier demand in our OA business through the internal manufacture of additional passive components. And it is also clear there are good opportunities around integrated supply chain management, including, of course, internal supply of optical thin film filters to E-TEK. And we are excited about E-TEK's manufacturing practices and productivity in several areas, including fiber splicing in passive couplers.

      - Perhaps most gratifying to me is the way our product line managers in both companies are working together to create integrated product line plans and strategies. To date, we are pleased to find cooperation in the face of the common goal: How can we work together to increase output and satisfy our customers' needs.

      - In summary: our 4X plan is on schedule - including the continued ramp going forward. Most significantly - and this theme is new for us - we are going to enjoy important additional benefits - or synergies - with our JDSU - E-TEK integration, that contribute even further to our dual objectives of increasing output and driving costs downward. Both are critical to our customers' success.


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TONY

11)   Merger with SDL

      - As you know, we recently announced our pending merger with SDL, and Jozef provided you with some of the background of the merger and the benefits we believe it will provide to our customers. We are now working to obtain regulatory approval, in particular SEC registration statement approval and the Department of Justice Hart Scott Rodino anti-trust approval. As we are now involved with regulatory reviews, and because this call is about our fourth quarter results, we ask that there be no questions regarding these filings because we have no new information to provide on these matters today. We will report our progress on these matters to you in EDGAR filings and press releases.

12)   Guidance

      - Those following our Company know that our guidance has been for sequential growth of 15% (except where affected by acquisition-related purchase accounting, such as last quarter when we had the effect of the OCLI acquisition); however, because of the strength of our business (including considerable strength at E-TEK), we must increase this guidance to the high teens. For fiscal 2001, our guidance is for approximately 90% sales growth over 2000 pro forma combined sales of $1.77 billion. In support of this growth and to continue to expand capacity to meet demand, we anticipate over $700 million in capital spending (including E-TEK) in fiscal 2001.

      - Please note that our June 30th backlog was $931 million and our first quarter is largely booked.

      -     Our margin guidance remains unchanged (50%, 28-30%).

      - We expect our tax rate for fiscal 2001 to be 34% and shares outstanding to be in the range of 1.03 billion shares for the first quarter and 1.06 billion for fiscal 2001.

      - We remain very excited about the opportunities before us, in particular with the expanded portfolio of businesses in our company. New opportunities continue to emerge before us, some of which we have discussed with you today, and our challenge continues to be to expand capacity fast enough to serve our customers.

YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED IN JDS UNIPHASE CORPORATION'S REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE TRANSACTION TO BE FILED WITH THE SEC WHEN IT IS AVAILABLE BECAUSE THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT ON FORM S-4 WILL CONTAIN IMPORTANT INFORMATION. YOU CAN GET COPIES OF THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT ON FORM S-4, AND ANY OTHER RELEVANT DOCUMENTS, FOR FREE AT THE SEC'S WEB SITE AND COPIES OF OUR REPORTS, PROXY STATEMENTS AND OTHER INFORMATION REGARDING US FILED WITH


                                 Page 10 of 11


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THE SEC ARE AVAILABLE FREE FROM US. REQUESTS FOR DOCUMENTS RELATING TO US SHOULD
BE DIRECTED TO JDS UNIPHASE CORPORATION, 163 BAYPOINTE PARKWAY, SAN JOSE, CALIFORNIA, 95134 ATTENTION: INVESTOR RELATIONS(408) 434-1800. REQUESTS FOR DOCUMENTS RELATING TO SDL, INC. SHOULD BE DIRECTED TO SDL, INC., 80 ROSE ORCHARD WAY, SAN JOSE, CALIFORNIA 95134 ATTENTION: INVESTOR RELATIONS (408) 943-4343.


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